UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File Number: 001-07925

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

KDA Retirement Plan

c/o KYOCERA Document Solutions America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:   Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Kyocera Corporation

6, Takeda, Tobadono-cho

Fushimi-ku

Kyoto, Japan 612-8501

KDA RETIREMENT PLAN, Formerly KMA Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Administrator and Trustees of

THE KDA RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the KDA Retirement Plan, formerly the KMA Retirement Plan (the “Plan”), as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

EISNERAMPER LLP

Edison, New Jersey

June 28, 2013

KDA RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
ASSETS

Investments
At fair value:
Mutual funds	$42,856,639	$34,861,207
Self-directed participant investments	171,826	166,546
Employer common stock	1,597,459	1,363,845
Stable value common trust fund	12,943,473	12,400,094

Total investments	57,569,397	48,791,692

Notes receivable from participants	1,554,285	1,505,599

Net assets available for benefits at fair value	59,123,682	50,297,291

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(533,509)	(432,449)

Net assets available for benefits	$58,590,173	$49,864,842

See accompanying notes to financial statements

KDA RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net realized/unrealized appreciation in fair value of investments	$4,695,833
Interest on notes receivable from participants	66,133
Dividends	1,722,713

Total investment gain	6,484,679

Contributions:
Employer, net of forfeitures	1,882,503
Participants	3,557,467
Rollover	427,230

Total contributions	5,867,200

Total additions	12,351,879

Deductions from net assets:
Benefits paid to participants	(3,623,796)
Administrative expenses	(2,752)
Total deductions	(3,626,548)

Net increase	8,725,331

Net assets available for benefits:
Beginning of year	49,864,842

End of year	$58,590,173

See accompanying notes to financial statements

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The following description of the KDA Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]      General information:

The Plan was established on December 1, 1982, and is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of KYOCERA Document Solutions America, Inc. (“KDA”), formerly Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KDA.

Effective April 1, 2012, Kyocera Mita America, Inc. changed its name to KYOCERA Document Solutions America, Inc.  The name change was part of a global strategy initiated by the Company’s parent.  In addition, the Company’s wholly owned subsidiary, Kyocera Technology Development, Inc. changed its name effective April 1, 2012 to KYOCERA Document Solutions Development America, Inc.  Accordingly, on April 1, 2012 the name of the Plan changed to the KDA Retirement Plan.

[2]                   Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the U.S., employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]                   Contributions:

Each participant may elect to contribute from 1 to 75 percent, of his or her compensation, as defined, on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 5 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2012, the Matching Contribution was $1,882,503 (net of forfeitures of $22,407).

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[4]                   Vesting:

A participant is immediately vested in his or her contribution as well as the Company’s Discretionary Profit Sharing contribution, if any.  Effective January 1, 2009, the Plan was amended such that participants would prospectively be 100% vested in all Matching Contributions made by the Company.  The Company’s Matching Contribution made to the Plan on or before December 31, 2008 will vest, in accordance with the table set forth below.

Percentage
Years of Service	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

After 5 years of service, the participants will become fully vested in all contributions made to the Plan on or before December 31, 2008.

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]                     Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions, which represent those Matching Contributions that are unvested, occur when the participant’s vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2012, the forfeited employer’s contribution including earnings on such forfeitures amounted to $22,323.  During 2012, $22,407 of cumulative forfeitures were used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions was $12 and $95 at December 31, 2012 and 2011, respectively.

[6]                     Payment of benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)                     he or she has attained age 59½ or

(b)                     he or she is in immediate and heavy financial need, as defined.

The Committee has power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

Upon termination a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[7]                     Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at the prime rate plus 1% per annum at inception. Rates ranged from 4.25% to 8.25% at December 31, 2012.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[8]                     Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[9]                     Plan expenses:

All general and administrative expenses of the Plan are paid by KDA.  Expenses incurred by participants, primarily related to loan processing fees, are charged directly to the respective participants’ account.

[10]            Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

A)                        A lump sum or installment payment; and

B)                        Transfer to any other qualified trust.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]                   Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

[2]                     Investments valuation and income recognition:

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D for discussion of fair value measurements.

Investment transactions are accounted for on a trade date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

[3]                     Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]                     Payment of benefits:

Benefits are recorded when paid.

[5]                     Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein,  and when applicable,  disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6]     Accounting changes:

In 2012, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), effective for Plan years beginning after December 15, 2011.  ASU 2011-04 amends Accounting Standards Codification (“ASC”) 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”).  The adoption of ASU 2011-04 had no effect on the financial statements.

NOTE C - INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31:

Investments	2012	2011
T. Rowe Price Stable Value Common Trust Fund (at contract value)	$12,409,964	$11,967,645
T. Rowe Price Growth Stock Fund	5,780,213	4,812,876
Pimco Total Return Fund Administrative Class	4,002,500	3,529,964

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$4,492,285
Common stock - Kyocera Corporation	203,548

$4,695,833

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standards describe three levels of inputs:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability; and
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Self-directed participant investments: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS (CONTINUED)

Stable Value Common Trust Fund (the “Fund”): The Fund is primarily composed of synthetic investment contracts with multiple life insurance companies and fully benefit-responsive investment contracts valued at the NAV of units of a T. Rowe Price Company collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. The Fund contains several redemption restrictions to withdraw at contract value- including the right to require a 12 or 30 month waiting period/advance notice period for fund withdrawals initiated by the Company. The notice period may be waived by the trustee at its sole discretion. Withdrawals initiated by participants of the Plan will be honored when received. As of December 31, 2012 and 2011, there were no unfunded commitments, the redemption frequency for participant transactions in the Fund is daily and there are no participant level notice period redemption requirements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

Investments	Level 1	Level 2	Level 3	Total
Mutual Funds:
Fixed Income	$4,002,500	$—	$—	$4,002,500
Balanced	15,117,646	—	—	15,117,646
Large U.S. Equity	12,320,132	—	—	12,320,132
Small/Mid U.S.Equity	5,594,309	—	—	5,594,309
International Equity	5,822,052	—	—	5,822,052
Kyocera Corporation Common Stock	1,597,459	—	—	1,597,459
Self Directed investments	171,826	—	—	171,826
Stable Value Common Trust Fund	—	12,943,473	—	12,943,473
Investments at Fair Value	$44,625,924	$12,943,473	$—	$57,569,397

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

Investments	Level 1	Level 2	Level 3	Total
Mutual Funds:
Fixed Income	$3,529,964	$—	$—	$3,529,964
Balanced	11,521,673	—	—	11,521,673
Large U.S. Equity	10,460,844	—	—	10,460,844
Small/Mid U.S.Equity	4,678,317	—	—	4,678,317
International Equity	4,670,409	—	—	4,670,409
Kyocera Corporation Common Stock	1,363,845	—	—	1,363,845
Self Directed investments	166,546	—	—	166,546
Stable Value Common Trust Fund	—	12,400,094	—	12,400,094
Investments at Fair Value	$36,391,598	$12,400,094	$—	$48,791,692

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS (CONTINUED)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

The Plan administrator evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE E - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated March 11, 2011 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE F - RELATED PARTY TRANSACTIONS

Certain investments are shares of mutual funds and a stable value common trust fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Plan custodian and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan were $2,752 for the year ended December 31, 2012.

At December 31, 2012 and 2011, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,597,459 and $1,363,845, respectively.

NOTE G - RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2012 may not necessarily be indicative of amounts that could be realized in a current market exchange.

NOTE H - MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees.  12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds.  These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

KDA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

NOTE I - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2012	2011

Net assets available for benefits per financial statements	$58,590,173	$49,864,842

Adjustment from contract value to fair value for fully benefit responsive investment contracts	533,509	432,449

Net assets available for benefits per Form 5500	$59,123,682	$50,297,291

The following is a reconciliation of investment income:

Year Ended
December 31,
2012

Total investment income per financial statements	$6,484,679

Adjustment from contract value to fair value for fully benefit responsive investment contracts	101,060

Total investment income per Form 5500	$6,585,739

SUPPLEMENTAL INFORMATION

KDA Retirement Plan

Employer Identification No. 95-2819506, Plan No. 002

Schedule H of Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2012

		(c)	(e)
	(b)	Description of Investment, Including	Current
(a)	Identity of Issue	Maturity Date, Rate of Interest	Value

	T. Rowe Price Trust Company*	Stable Value Common Trust Fund, at fair value	$12,943,473
		Equity Income Fund	1,946,775
		Balanced Fund	2,013,810
		Equity Index 500 Fund	2,658,836
		Growth Stock Fund	5,780,213
		Mid-Cap Value Fund	1,934,308
		Small-Cap Value Fund	1,596,980
		Global Technology Fund	1,202,529
		Latin America Fund	1,580,946
		Global Stock Fund	1,009,854
		Emerging Europe & Mediterranean	682,227
		Retirement Income Fund	146,641
		Retirement 2005 Fund	143,043
		Retirement 2010 Fund	656,766
		Retirement 2015 Fund	1,045,261
		Retirement 2020 Fund	2,308,813
		Retirement 2025 Fund	1,795,345
		Retirement 2030 Fund	1,429,968
		Retirement 2035 Fund	1,040,372
		Retirement 2040 Fund	1,261,309
		Retirement 2045 Fund	864,017
		Retirement 2050 Fund	80,596
		Retirement 2055 Fund	239,804
			44,361,886
	Fred Alger & Company, Inc.	Alger Small-Cap Growth Institutional Fund	244,117
	Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	4,002,500
	Invesco Asian Pacific Growth A		205,160
	Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	1,838,400
	Franklin Templeton Investments Corp	Templeton Growth Fund A	1,141,335
	Artisan Partners Limited Partnership	Artisan Mid-Cap Fund	1,914,813
	Third Avenue Management LLC	Third Avenue Real Estate Value Fund	954,870
	Janus Capital Corporation	Janus Twenty Fund	1,137,031
	Kyocera Corporation*	Common stock	1,597,459
	Tradelink investments	Common stock, mutual funds	171,826
	Notes receivable from participants*	Interest rate — 4.25%- 8.25%	1,554,285

			$59,123,682

*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KDA Retirement Plan

Date: June 28, 2013	By:	/s/ Nicholas Maimone
		Name:	Nicholas Maimone
		Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of EisnerAmper LLP	Filed herewith